ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

21 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 12/1

ventracor

asx announcement

Resignation of Chief Financial Officer

<u>Sydney, 21 November 2003:</u> Ventracor Limited (ASX:VCR) today announced the resignation of Chief Financial Officer / Company Secretary Mr. David Smullen.

Ventracor Chief Executive Officer Dr Colin Sutton said: "We thank David for his valuable contribution to the company during the past 12 months."

"During this time he has made a significant contribution to the development of the company by overhauling and updating all of our financial and data management functions. We wish him every success in his new role".

Dr Sutton added an executive search for a Chief Financial Officer has been underway since Mr. Smullen first advised of his intention to leave Ventracor in late October. Ms Bernadette Kerrigan continues in her role as Company Secretary.

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 3868 4958

Colin Sutton PhD
CEO
Ventracor Limited
02 9406 3088